

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2015

James Park
President and Chief Executive Officer
Fitbit, Inc.
405 Howard Street
San Francisco, California 94105

> **Re:** **Fitbit, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 7, 2015**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted May 4, 2015**
> **File No. 333-203941**

Dear Mr. Park:

We have reviewed your amended draft registration statement and registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2015 letter. References to page numbers refer to those presented in your Form S-1 referenced above.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Investing in Growth, page 56

1. You state that you intend to increase your focus on building relationships with employers and wellness providers. Please tell us what consideration you gave to quantifying the amount of revenues derived from sales to the corporate wellness market.

Key Business Metrics

Paid Active Users, page 57

2.   We note your response to prior comment 2, where you state that management uses the metric of paid active users to monitor and evaluate the extent to which users remain active and engaged on the platform. Please explain how this measure allows you to evaluate whether the users remain active, since the measure is presented in the aggregate, and does not provide information regarding the extent to which users becoming inactive is offset by newly added users. In light of the emphasis placed on the importance of your active user community and your intention to leverage this community by expanding the types of services offered to users, it appears necessary to balance your presentation by providing quantitative information regarding existing user engagement on your platform. For example, it would appear that providing corresponding information regarding the number of users that became inactive during the periods presented, or churn rates would provide context and balance to your presentation.

3.   Please expand your disclosure to explain the relevance of this metric to your revenues and results of operations.

4.   You currently count a registered Fitbit user as a "paid active user" if, among other factors, that user logged at least 100 steps with a health and fitness tracker within the three months prior to the date of the measurement. Please tell us what consideration you gave to providing more gradiated information regarding the extent of your user engagement by categorizing users by various activity levels, such as amount of steps taken or frequency of users accessing their account within a specified time period.

5.   You refer to users counted in this metric as "paid." It appears however that all users regardless of their active status on your platform have paid for the device either directly or indirectly. Accordingly, please tell us why you believe it is appropriate to characterize these active users as "paid" users.

Consolidated Financial Statements

Note 3. Significant Accounting Policies

Revenue Recognition, page F-15

6.   We note from your response to prior comment 8 that you began accounting for the embedded right as a separate unit of accounting due to the implied obligation to provide future unspecified firmware upgrades and features. Please revise your disclosures to indicate the period of time over which revenues are recognized for the embedded right.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479, or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Advisor, at (202) 551-3853 or, in his absence, me at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Jeffrey R. Vetter, Esq.
         Fenwick & West LLP